Mail Stop 3561

December 24, 2008

Yu Kwai Chong
Chief Executive Officer and President
Fuqi International, Inc.
5/Fl, Block 1, Shi Hua Industrial Zone
Cui Zhu Road North
Shenzhen, 51809
Peoples Republic of China

> **Re:** **Fuqi International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 28, 2008**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed April 29, 2008**
> **File No. 001-33758**

Dear Mr. Chong:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1. We note that your facing page states that your Commission file number is 000-52383, however, it appears that you should be reporting under the Commission

file number 001-33758. Please ensure that you utilize this reporting number in the future or tell us why you believe this is not appropriate.

Item 1. Business, page 1

2. We note on page one you state that Fuqi "is a leading designer of high quality precious metal jewelry in China, developing, promoting, and selling a broad range of products to the Chinese luxury goods market." We further note that there are several related statements throughout your filing. Please discuss how this disclosure is consistent with statements reportedly made by your Executive Vice President, Mr. Dexter Fong, at a conference in Las Vegas, Nevada, as reported by the Investor's Business Daily on November 24, 2008. For example, it is reported that Mr. Fong "was emphatic in stressing [Fuqi] is not in the luxury-goods business."

Selected Consolidated Financial Data, page 21

3. Please revise your presentation of dividends per share of common stock to reflect cash dividends declared per common share during each of the years presented as basic and diluted dividends per common share are not required by Item 301 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 22

4. We note that there appear to be inconsistencies in your disclosure. For example, you state on page 22 that you "intend to commence the use of hedge tools." In contrast, in the second risk factor on page 8 we note that you indicate you commenced hedging activities in the fourth quarter of 2007, and on page 35 you state that you entered into a future purchase contract relating to precious metals. Additionally, you indicate on page 22 that you are targeting "younger, urban consumers who have more buying power." By comparison, on page 1 you indicate that your target price points are designed to appeal to "China's growing middle class," and on page 5 you indicate that your products are designed for the middle class with an emphasis on women. Please ensure that your disclosure is accurate and consistent.

Liquidity and Capital Resources, page 30

5. We note on page 31 that you intend to expend significant resources to commence "[y]our planned retail distribution, fund operating expenses, to develop manufacturing, marketing and sales capabilities and to cover public company costs… and to operate retail locations due to longer sales and collection cycles and higher inventory levels… and to change [y]our product mix to include more

platinum products." Please ensure that your discussion of your need for additional resources quantifies the amounts you expect to need, discusses the available sources of such resources and explains any uncertainty that may exist with respect to those sources. Your indication that you believe that "[y]our current cash and cash flow from operations will be sufficient to meet your anticipated cash needs…" is insufficient without providing additional detail explaining how you arrived at this conclusion.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 35

6. You state on page 35 that "[b]ased upon, and as of the date of this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective." It is unclear from this statement what your Chief Executive Officer and Chief Financial Officer based their conclusion upon. Please discuss what was relied upon in reaching the conclusion that your disclosure controls and procedures were effective.

7. We note your statement that "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives…." Please revise your disclosure to indicate, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

Management's Report on Internal Control over Financial Reporting, page 36

8. Please revise to disclose management's assessment of the effectiveness of your internal controls over financial reporting at December 31, 2007. Refer to Item 308(T)(a)(3) of Regulation S-K.

Changes in Internal Controls Over Financial Reporting, page 37

9. You state that "[o]ther than the remediation measures [you] have been taking, there were no changes in [y]our internal controls over financial reporting during the fourth quarter of fiscal 2007 that have materially affected, or are reasonably likely to materially affect [y]our internal control over financial reporting." Please remove the first part of this statement indicating that "there were no changes" in

your internal controls over financial reporting. Instead, please state specifically that there were changes in your controls and procedures over financial reporting that occurred during your last fiscal quarter.

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, F-3

10. Please tell us the circumstances giving rise to refundable value added taxes reflected in the 2007 balance sheet.

Consolidated Statements of Income and Comprehensive Income, page F-4

11. Please tell us your basis in GAAP for recording the reversal of business and income tax liabilities and related estimated penalties as non-operating income. Also tell us how each of the items included in the reversal were initially recognized in your statements of income and balance sheets. In addition, please provide a summary of the amounts, by line item, of the reversed obligations recognized in the balance sheet at December 31, 2006 and additional amounts, if any, accrued during 2007.

Notes to Consolidated Financial Statements, page F-8

(1) Summary of Significant Accounting Policies, page F-8,
Revenue Recognition, page F-9

12. Please tell us whether you provide buyers with the right to return products. If so, provide us with a description of your sales return policies. Also tell us how you account for sales returns and allowances. In addition, please disclose your accounting policies with respect to sales returns and allowances and provide Schedule II information. Refer to SFAS 48 and Rules 5-04 and 12-04 of Regulation S-X.

Inventories, page F-12

13. Please disclose the cost elements included in inventory. Refer to paragraph 6(b) of Rule 5-02 of Regulation S-X. In addition, tell how you allocate labor and overhead to inventory items.

<u>(8) Stockholders' Equity, page F-17,</u>
<u>(b) Stock Options, page F-18</u>

14. Please disclose the number of shares authorized for issuance pursuant to the 2007 Plan. Refer to paragraph A240.a of SFAS 123(R).

<u>(d) Dividend Payment Restrictions, page F-20</u>

15. Please tell us the amount of restricted net assets (as defined in Rule 4-08(e)(3) of Regulation S-X) of Shenzhen Fuqi at December 31, 2007. Also tell us how you compute restricted net assets under the terms of the bank facility. If restricted net assets of your consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year please disclose the amount of such restricted assets and provide Schedule I information. Refer to Rules 4-08(e)(3), 5-04 and 12-04 of Regulation S-X.

<u>(9) Income Taxes, page F-20</u>

16. We note that total current and deferred income taxes in the 2006 and 2005 columns reflected in the second table on page F-21 differ from the total provision for federal and foreign income taxes in the third table and the amounts presented in the statements of operations on page F-4. Please revise or advise.

17. Please disclose your policy on classification of interest and penalties and the total amounts of interest and penalties recognized in the statements of operations and balance sheets for each year presented. Also disclose tax years that remain subject to examination by major tax jurisdictions. Refer to paragraphs 20 and 21 of FIN 48. In addition, please confirm to us that you were not required to recognize a liability for unrecognized tax benefits upon the adoption of FIN 48.

18. Please disclose the amount of unrecognized deferred tax liabilities for temporary differences related to your investments in foreign subsidiaries or disclose that the determination of the liability is not practicable. Refer to paragraph 44.c of SFAS 109.

<u>Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2007 filed April 29, 2008</u>

<u>Item 11. Executive Compensation</u>

<u>Employment Agreements, page 6</u>

19. We note on page 7 that you structured your compensation in part upon the belief that your Chief Executive Officer, Chief Operating Officer and Marketing

Director have a more direct influence over your financial performance than your Chief Financial Officer and Vice President of Corporate Development. Please discuss the analysis conducted in making this determination.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 13

20. We note that based on your disclosure Mr. Zhuang and Mr. Zhuo did not beneficially own any shares as of April 25, 2008. However, the employment agreements for Mr. Zhuang and Mr. Zhuo, as described on page 6, appear to have entitled them to stock options. Please discuss whether Mr. Zhuang and Mr. Zhuo were awarded stock options based on your profits as stated in the Form 10-K as set forth in their employment agreements. If so, please discuss when the options were granted, in what amount and their vesting schedule.

Item 13. Certain Relationships and Related Transactions, page 14

21. Please disclose whether your policies and procedures for the review, approval or ratification of transactions with related persons are in writing. Refer to Item 404(b)(1)(iv) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended September 30, 2008

22. Please address the comments above in future filings to the extent applicable.

Form 8-K Filed November 20, 2008

23. In future filings please comply with the disclosure requirements of paragraph (e)(1)(i) of Regulation S-K when you publicly disclose or release material information that includes non-GAAP financial measures such as EBIT, EBIT margin, EBITDA and EBITDA margin as required by Regulation G or tell us why Regulation G is not applicable to your facts and circumstances. In addition, it appears that presenting per share measures of liquidity such as cash per share is prohibited by GAAP and/or Commission rules. Please tell us why you believe you are permitted to disclose cash per share in light of the guidance in paragraph 33 of SFAS 95 and Section 202 of Codification of Financial Reporting Policies, which states that per share data other than that relating to net income, net assets and dividends should be avoided. Also, refer to Item 10(e) of Regulation S-K, SEC Release No. 33-8176 and Question 11 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" available on our website at sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact, Anthony Watson, Staff Accountant, at (202) 551-3318 or in his absence William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. You may contact Chris Chase, Staff Attorney, at (202) 551-3550 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director